

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
PUBLIC UTILITY REGULATION

Act: PUHCA of 1935
Section: 2(a)(7)
Rule:
Public Availability: 7/29/05



05064452

July 29, 2005



PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Mr. Adam Wenner, Esq.
Chadbourne & Parke LLP
1200 New Hampshire Avenue, N. W.
Washington, D.C. 20036

Mr. William Weeden
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., N.W.
Washington, D.C. 20005

Re: EIF Neptune, LLC ("EIF"); Starwood Energy Investors, LLC ("Starwood") and Atlantic Energy Partners ("Atlantic")

Dear Sirs:

Enclosed is our response to your letter of July 29. By incorporating this letter in the enclosed copy of your letter, the Commission avoids having to recite or summarize the facts involved.

Very truly yours,

David G. LaRoche
Special Counsel

Enclosure

RESPONSE OF THE OFFICE OF
PUBLIC UTILITY REGULATION

Our Ref. No. 05-1- OPUR
EIF Neptune, LLC, et al.

DIVISION OF INVESTMENT MANAGEMENT File No. 132-3

Based on the facts and representations in your letter of July 29, 2005, and without necessarily agreeing with your legal analysis, we would not recommend any enforcement action to the Commission under section 2(a)(7) of the Public Utility Holding Company Act of 1935 against EIF, Starwood or Atlantic if the proposed transaction takes place in the manner and under the circumstances described in your letter.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.



David G. LaRoche
Special Counsel

July 29, 2005

1200 New Hampshire Avenue NW, Washington, DC 20036
tel (202) 974-5600 fax (202) 974-5602

▼ CHADBOURNE
& PARKE LLP

July 29, 2005

Ms. Catherine A. Fisher
Assistant Director
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Public Utility Regulation
901 E Street, NW
Washington, DC 20549

Re: EIF Neptune, LLC, Starwood Energy Investors, L.L.C. and Atlantic Energy Partners Public Utility Holding Company Act of 1935

Dear Ms. Fisher:

We are writing on behalf of EIF Neptune, LLC ("EIF"), Starwood Energy Investors, L.L.C. ("Starwood") (together, the "Regular Members") and Atlantic Energy Partners ("Atlantic," and collectively with the Regular Members, the "Investors") in connection with a proposal, as described below, to acquire non-managing member interests in Neptune Regional Transmission System, LLC ("Neptune"), a Delaware limited liability company (the acquisition of these interests is referred to as the "Transaction"). Neptune is developing and will own and operate a 67-mile transmission line and associated interconnection facilities (the "Cable Project") that will extend from the Sayreville substation in New Jersey to the Newbridge Road substation in Long Island, New York. The Cable Project will use state-of-the-art high voltage undersea direct current ("HVDC") technology and will have a capacity of approximately 660 megawatts. The Long Island Power Authority ("LIPA") has entered into a "Firm Transmission Capacity Purchase Agreement" ("FTCPA") with Neptune pursuant to which LIPA is entitled to schedule and transmit electric energy over the Cable Project for a term of twenty years, at rates established in the FTCPA, commencing at the date of commercial operation, which is anticipated to be in the summer of 2007.

This letter requests your written confirmation that, as a result of the Transaction, the Staff will not recommend that the Securities and Exchange Commission (the "Commission") institute an enforcement action under the Public Utility Holding Company Act of 1935, as amended (the "Act") to deem the Investors in Neptune to be "holding companies" as such term is defined in Section 2(a)(7) of the Act.

On May 30, 2003, LIPA issued a request for proposals ("RFP") for additional power generation to serve its electric load. The RFP sought power from resources either located on Long Island or transmitted to Long Island from off-Island generation sources, and it specifically contemplated responses involving a new generating facility on Long Island, a new transmission line to Long Island that would accommodate the delivery of energy from new or existing generation located on the mainland, and selling electricity from a generating facility located on the mainland via a new or existing transmission line to Long Island. On September 2, 2003, Neptune submitted a response to the RFP, and on May 26, 2004, LIPA selected Neptune's proposal, after extensive review of fourteen proposals it received in response to the RFP. On September 29, 2004, the LIPA Board of Trustees authorized LIPA to enter into the FTCPA with Neptune.

Neptune will not provide service to any retail customers, but rather will serve one electric utility customer, LIPA. The Federal Energy Regulatory Commission ("FERC"), which has exclusive jurisdiction over the transmission service that Neptune will provide, has approved the rate structure that Neptune will use to charge for transmission services.[1] FERC required that operational control of the Cable Project be transferred to either the New York Independent System Operator or to the PJM Interconnection, L.L.C. ("PJM"). Also, FERC has authorized the acquisition of interests contemplated by the Transaction and has determined that the Investors will not be subject to its jurisdiction under the Federal Power Act because they will not exercise control over Neptune.[2]

The Neptune Investors are sophisticated parties that have been well informed as to the nature of their investment. As noted above, Neptune is subject to regulation by FERC under the Federal Power Act, as well as certain state regulation as to siting and safety issues by the New York and New Jersey commissions. FERC's regulation of Neptune includes regulation of its transmission service through FERC's jurisdiction over Neptune's open access transmission tariff, its sale of transmission services, and its interconnection arrangements with other utilities. In addition, FERC has detailed rules and regulations to protect against affiliate abuses and other potential causes of unjust, unreasonable or discriminatory rates to transmission customers. With respect to rates, the FTCPA fixes rates over a twenty year term.

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[1] *Neptune Regional Transmission System, LLC*, 96 FERC ¶ 61,147 (2001); order on reh'g, 96 FERC ¶ 61,326 (2001); *order on clarification*, 98 FERC ¶ 61,140 (2002); *order on additional clarification*, 103 FERC ¶ 61,213 (2003). The rates approved by FERC will be market based and will be established through an "open season" procedure approved in these orders. Neptune will file a market-based tariff with FERC prior to commencement of operations.

[2] *Neptune Regional Transmission System, LLC et al.*, 111 FERC ¶ 61,306 (May 31, 2005).

Further, FERC has required the transfer of operational control over Neptune's transmission facilities to either PJM or the New York Independent System Operation. That requirement complies with FERC's explicit goal of promoting the independent ownership of transmission facilities.

Although Neptune falls within the definition of a "public-utility" under the Act, it will not own or operate asset a network or grid-type transmission or distribution system, but rather will operate a single asset, an undersea cable, from which it will derive all of its revenues. The facts here are thus analogous to those in Nevada Sun-Peak L.P.,[3] in which the only asset owned by a "public-utility company" was a single generating plant, the company's debt and equity were held by private investors, the company had no retail customers, and its wholesale rates were fixed for a number of years under a FERC-approved contract.

Neptune will be an "electric corporation" under New York State utilities law (Public Service Law Section 2). The New Jersey Department of Public Utilities ("DPU") has indicated that Neptune is not subject to the jurisdiction of the DPU. Development of the Cable Project will give LIPA and its customers access to lower-cost power available in the PJM region and will provide enough power for 600,000 homes in its service territory in an area where power supplies would otherwise be inadequate.

Neptune Urban Renewal LLC ("NUR") is a New Jersey limited liability company and a wholly-owned subsidiary of Neptune. It was formed consistent with a requirement under the New Jersey Urban Redevelopment Statute that requires land transferred under its terms to be transferred to a single purpose entity to hold such title. NUR will hold title to such property acquired from the Sayreville Economic Redevelopment Authority and will lease the land, related easements and improvements to be constructed thereon to Neptune.

Ownership Structure

Neptune is a limited liability company formed for the purpose of owning and operating the Cable Project. The Managing Member of Neptune is a to-be-formed limited liability company ("Newco"), which will have 100% of the Class A Member Interests, which are voting interests, in Neptune. EIF and Starwood will invest in the Cable Project as regular

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[3] Nevada Sun-Peak L.P. (May 14, 1991) ("Nevada Sun-Peak")

members of Neptune (the "Regular Members"). The Regular Members will hold 100% of the Class C Member Interests in Neptune.

The members of EIF will be United States Power Fund, L.P. ("USPF"), a Delaware limited partnership, and United States Power Fund, II, LP ("USPF II"). EIF US Power, LLC, a Delaware limited liability company, is the general partner of USPF, and EIF US Power II, LLC will be the general partner of USPF II. Energy Investors Funds Group, LLC ("EIF LLC"), a Delaware limited liability company, is the sole member of EIF US Power, LLC and will be the sole member of EIF US Power II, LLC. USPF and USPF II are private equity funds that make investments in U.S. utility and power assets. They are managed by EIF LLC. The Managing Members of EIF LLC are John Buehler, Terence Darby and Herb Magid.

The sole managing member of Starwood is an individual, Barry S. Sternlicht.

Atlantic will hold 100 percent of the Class B Member Interests in Neptune and will be the Class B Member. Cianbro Development Corporation, a subsidiary of the Cianbro Companies, is the managing member of Atlantic. The other members of Atlantic are CTSBM Investments LLC, an affiliate of the law firm of Curtis Thaxter Stevens Broder & Micoleau, LLC; ESAI Energy Ventures of Wakefield, Massachusetts, a market research and financial analysis firm; Standard Energy Development, Inc. of Halifax, Nova Scotia, an affiliate of William Alexander & Associates Ltd., a Canadian project development firm; and Boundless Energy LLC, an affiliate of Tompkins Research and Management Consulting, which provides consulting services to the energy industry.

Management of Newco

At the time EIF and Starwood acquire their interests in Neptune, all persons exercising management powers at Neptune will resign. As a limited liability company, Neptune will not have officers or directors. Instead, Newco will become the managing member of Neptune and will hold the management powers and exercise the management functions that pertain to officers and directors in a corporation.[4]

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[4] The Investors will have access to Neptune's management in accordance with normal business practices for transactions of this type. As set forth in Section 9.2 of the Amended and Restated Limited Liability Company Agreement of Neptune Regional Transmission

(Cont'd on following page)

Newco will be a single-member managed limited liability company. Edward M. Stern will be the manager. Newco will be a wholly-owned subsidiary of another member-managed limited liability company, that will be wholly owned and solely managed by Mr. Stern.

Since April 2004, Mr. Stern has served as the President and Chief Executive Officer of Neptune. From April 1991 through February 2004, Mr. Stern was employed by Enel North America, Inc. – the North American subsidiary of the Italian electric utility Enel SpA – and its predecessor company, CHI Energy, Inc., which owns, manages, and operates nearly one hundred power plants in seven countries, specializing in renewable energy technologies including hydroelectric projects and wind farms. While at CHI, Mr. Stern served as General Counsel and, commencing in 1999, as President, Director and Chief Executive Officer. Prior to joining CHI, Mr. Stern was a Vice President with BayBanks, Inc., a Boston-based $10 billion financial services organization, where for six years he specialized in energy project finance, restructurings and asset management. Mr. Stern currently serves on the Boards of Directors of Energy Photovoltaics, Inc., a Princeton, NJ-based manufacturer of solar energy products and systems, and Vertrue Incorporated (Nasdaq: VTRU), a provider of consumer and membership services through affinity marketing and online channels with over 6 million customers enrolled in its programs. Mr. Stern received BA, JD and MBA degrees from Boston University and is a member of the Massachusetts Bar and the Federal Energy Bar. There are no investment, commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationships between Mr. Stern, or any member of his immediate family, and any other Investor or any affiliate of any Investor.

Newco will enter into a management services agreement (the "Management Services Agreement") with Neptune. Under the Management Services Agreement, Newco will be engaged to perform normal day-to-day administrative and managements services in connection with the Cable Project. The services that Newco will provide under this agreement include the following: (i) financial accounting, budgeting and tax services, (ii) general legal and financial services, (iii) personnel administration and payroll services, if necessary, (iv) cash

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(Cont'd from preceding page)

System LLC ("LLC Agreement"), each Member will have the right to inspect the books and records of Neptune and its subsidiaries. Each of the Members will have the right to examine, audit and make copies independently of the books and records and all financial and other information of Neptune and its subsidiaries.

management services, (v) consulting services with respect to electrical energy transmission, (vi) procuring and maintaining all governmental relations, monitoring and approvals, (vii) procuring appropriate insurance and monitoring the maintenance of such insurance and (viii) otherwise assisting in the administration of FTCPA with LIPA, the project construction contract and other project contracts, and the project financing agreements and arrangements.

Under the Management Services Agreement, Newco will receive a $*** annual base fee, which is subject to reasonable adjustments on an annual basis. In addition, Newco will receive a $*** bonus upon the closing of construction financing and will be eligible for discretionary bonuses.[5] Newco also will be eligible to receive the following fees and expense reimbursements:

- Up to *** percent of funds otherwise available for the payment of construction or development costs for the project that have not been expended, are not payable or are not otherwise committed as of the date the Cable Project begins commercial operation and are permitted under the credit facilities to be distributed to the members of Neptune, up to a maximum of $***.

- Reimbursement for all reasonable and documented costs associated with the creation and start-up of Newco.

- Reimbursement for (i) all reasonable administrative and operating costs incurred by Newco, Neptune or the Cable Project up to the time the Cable Project begins commercial operation, plus (ii) $*** per month during this period, subject to certain limits.

- Reimbursement for (i) all reasonable administrative and operating costs incurred by Newco, Neptune or the Cable Project following commencement of commercial operation, plus (ii) an amount equal to *** percent of these costs on monthly basis, provided that the entire amount does not exceed the amounts budgeted therefore in the annual operation budget by more than *** percent in the aggregate.

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[5] It is not anticipated that discretionary bonuses will represent a significant portion of the amounts to be paid by Neptune to Newco.

- Reimbursement for bonuses paid by Newco to its employees (excluding Mr. Stern) in an amount equal to (i) $*** upon the closing of the construction financing, (ii) not more than $*** for each fiscal year through the second anniversary of commencement of commercial operations, and (iii) thereafter in reasonable amounts requested by Newco.

- Reimbursement for the costs of customary non-monetary benefits paid to Mr. Stern, provided they are benefits customary for the chief executive officer of similar companies.

Management of Atlantic

Cianbro Development Corporation ("CDC"), a subsidiary of the Cianbro Companies, is the managing member of Atlantic. The members of the Management Committee of Atlantic ("Directors") are representatives appointed by each of the members such that each member has one representative on the management committee and "decisions of the Management Committee shall constitute decisions of the Members." The members of the management committee are E. John Tompkins, representing Boundless Energy LLC; Charles E. Hewett, representing CDC; Edward N. Krapels, representing ESAI Energy Ventures, LLC; Charles J. Micoleau, representing CTSBM Investments LLC; and James O'Hagan, representing Standard Energy Development, Inc. Mr. Stern is neither a Member nor a representative of a Member of Atlantic; he was appointed President and CEO of Atlantic and of Neptune by the CDC on April 21, 2004. At the same meeting, General Counsel James N. Broder was elected Assistant Secretary; Thomas G. Beaumonte was elected Treasurer and Chief Financial Officer; Nathaniel Paige was elected Assistant Treasurer and Vice President, Administration; J. Christopher Hocker was elected Vice President, Planning; Charles Micciche was elected Vice President, Construction; and Secretary Charles J. Micoleau, Esq. was elected Vice President, Regulatory and Public Affairs.

All the members of Atlantic will vote on any matter involving the exercise of a Class B Member consent right under the LLC Agreement. In the case of each Member, the decision would be formulated according to the following procedures. CDC would in essence vote under the direction of its parent, Cianbro Companies. Since the boards of each of these companies are made up of the same persons, in practice they vote in tandem. CTSBM Investments LLC will vote in accordance with the decision of a majority of its three-member management committee made up of James N. Broder, Charles J. Micoleau and Kimball L. Kenway. Standard Energy Development, Inc. will vote in accordance with the decision of its majority owner, James R. O'Hagan. ESAI Energy Ventures LLC will vote in accordance with the decision of its sole member, Edward N. Krapels. Boundless Energy LLC will vote in accordance with its majority member, E. John Tompkins. Charles E. Hewett, an individual, will vote on his own behalf.

Atlantic has to date contributed $*** in equity to Neptune. This contribution was made by CDC to Atlantic, which in turn was contributed to Neptune. The contributions to Atlantic by the other members are in the form of time expended by internal personnel and related expenses. Under the LLC Agreement, Atlantic will be credited with *** percent of Neptune's equity, currently estimated to be approximately $***.

CDC, a subsidiary of the Cianbro Companies, owns 30% of Atlantic and is its managing member. The Cianbro Companies is a privately held subchapter S corporation the owner of which is an ESOP Trust. The trust has over 1,800 beneficiaries; no beneficiary has an interest approaching five percent.

As the managing member of Atlantic, CDC is charged with full and exclusive authority and power to manage the business and affairs of Atlantic. The non-managing member companies of Atlantic act through a management committee consisting of one representative from each member, who acts directly on behalf of each member. The non-managing members of Atlantic and their ownership percentages are CTSBM Investments LLC, an affiliate of the Law firm of Curtis Thaxter Stevens Broder & Micoleau, LLC (17.0%); ESAI Energy Ventures of Wakefield, Massachusetts (16.75%), an affiliate of ESAI, a market research and financial analysis firm that is owned by an individual; Standard Energy Development, Inc. of Halifax, Nova Scotia, an affiliate of William Alexander Company, a development consulting firm which is owned by two Nova Scotia companies, which in turn are each owned by an individual (16.75%); and Boundless Energy LLC, an affiliate of Tompkins Research and Management Consulting, which provides consulting services to the energy industry (17.5%) and which is owned by four individuals; and Dr. Charles E. Hewett, an individual (2%).

Each member of Atlantic has equal voting rights and, through its representative on the management committee, makes all decisions not delegated to the Managing Member or to the President and Chief Executive Officer. The members of Atlantic have consent rights with respect to actions by Atlantic that are typical for companies of this type. They include the right to consent to: a merger or consolidation, liquidation or dissolution of Atlantic, any sale, lease, exchange, transfer of all or substantially all of the assets of the Atlantic, incurrence of indebtedness in excess of $***; causing the Atlantic to incur any obligation or make any capital expenditure in excess of $***; lending money to or guaranty or become surety for the obligations of any person; compromise or settle a claim in excess of $***; engaging in any activity that is not consistent with the purposes of Atlantic; transactions between Atlantic and its manager or a member or a relative of either; and approval of Atlantic's business plan and material agreements.

Management of Starwood

Barry S. Sternlicht is the sole managing member of Starwood. Starwood will have 25% of the voting rights of the Class C Member Interests. Barry Sternlicht is the Founder, Chairman and Chief Executive Officer of Starwood Capital Group Global, LLC, a private investment firm specializing in real estate investments on behalf of institutional investors. Mr. Sternlicht is the general manager of Starwood Energy Investors, L.L.C. and was formerly the Chairman and Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc. Mr. Sternlicht received a Bachelor's degree from Brown University, where he was elected to Phi Beta Kappa, and received an M.B.A. with distinction from Harvard Business School.

As the Managing Member of Starwood, Barry Sternlicht will make all decisions on behalf of Starwood, except where decisions require a majority in interest or a super-majority in interest (defined as 75% or more of the member's interests held by all members). However, at the present time, Mr. Sternlicht owns in excess of a majority in interest, so he controls those decisions requiring a majority in interest as well. However, Mr. Sternlicht does not have a super-majority in interest and would need to act in concert with one or more other member(s) (whose interests in the aggregate equal or exceed 75%) in order to exercise super majority rights. Mr. Sternlicht can delegate his powers as General Manager to others and the company does allow for having officers.

A majority in interest (i) makes the decision to call capital; (ii) needs to approve any member loans to Starwood by the Managing Member or otherwise for Starwood to incur debt; (iii) establishes the value of any in-kind distribution in the event of a dispute between it and the Managing Member; (iv) can replace the Managing Member; (v) is needed to approve any Manager other than the Managing Member controlling in the event of a dispute between the Managing Member and any other Managers; and (vi) must consent to transfers of membership interests (other than certain involuntary transfers).

A Super Majority in Interest (i) is needed to approve any reduction in the maximum amount of potential required capital contributions to Starwood; (ii) is needed to approve any investment of company funds other than in cash or cash equivalents; (iii) is needed to approve any act which would violate the terms of the operating agreement, to employ or terminate employees, to cause the company to make affiliate loans or to enter into other affiliate transactions, to commingle company funds with others' funds or, generally, to change the operating agreement's allocation provisions; (iv) is needed to approve any General Manager other than an institutional third party trustee in the event of the death, disability or bankruptcy of Barry Sternlicht; (v) determines the compensation, if any, of Managers; (vi) must consent to the issuance of additional equity interests; and (vii) must consent to amendments to the operating agreement (though even a Super Majority in Interest cannot amend the operating agreement to adversely affect the economic rights and expectations of any member).

Starwood's economic percentage of Neptune will not equal its voting percentage. In exercising their consent and approval rights, the Class C Members will vote as a class. Starwood will own 25% of the Class C Member Interests and will have 25% of the voting rights of Class C Member Interests. Based upon the anticipated financing plan for Neptune, Starwood will contribute $*** to the equity of Neptune. Economic interests in Neptune are shared among the Class A Members and Class A-1 Members[6], the Class B Members and the Class C Members according to the allocation percentages specified in the LLC Agreement. Starwood's economic interests in Neptune will be 25% of the economic interests allocated to the Class C Members. Accordingly, Starwood's economic interests in Neptune will be less than its voting interests. There are no investment, commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationships between Mr. Sternlicht, any member of his immediate family, or any affiliate of the managing member of Starwood or of any member of his immediate family, and any other Investor or any affiliate of any other Investor.

Starwood is acquiring its interest in Neptune for investment purposes and not with a view to resale of that interest. While Starwood may in the future elect to sell all or a portion of its interest in Neptune, there is no present intent to do so and the anticipatory holding period for such investment is thus indefinite.

Management of EIF

None of EIF, USPF, USPF II, EIF US Power, LLC or EIF US Power II, LLC will have any management personnel. Management personnel are all located at EIF LLC. An investment committee of EIF LLC, composed of John Buehler, Terence Darby, Herb Magid,

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[6] There will be no Class A-1 Members in Neptune, unless and until Newco is removed as the manager. If that unanticipated event occurs, a new manager would be named. Newco's Class A interest would be converted to a Class A-1 Member Interest (*i.e.*, maintaining an economic interest in Neptune but having no management function), and the new manager would obtain a Class A Member Interest. The purpose of the Class A-1 Member Interest therefore is simply to represent the economic interest in Neptune acquired by a former manager.

Andrew Schroeder, Jonathan January, Mitch Coddington and Mark Segal, is empowered to authorize actions on behalf of EIF LLC (and thus, by extension, EIF). Day-to-day actions may be authorized by any member of the investment committee. Significant actions, such as liquidation of Neptune, refinancing, and other major events require a majority vote (four members) of the investment committee. The members of the investment committee with day-to-day responsibility for the EIF are Herb Magid and Andrew Schroeder.

John Buehler, Managing Partner, manages the EIF LLC California office and is responsible for fundraising, investor and public relations, corporate marketing, and the human resources and legal teams. Mr. Buehler attended graduate law school at Georgetown University Law Center, received a J.D. from Suffolk University Law School, and an A.B. from Boston College.

Terry Darby, Managing Partner, manages the New York office and is responsible for the investment development and investment strategy teams. Mr. Darby holds a Masters of International Business Studies from the University of South Carolina and a Bachelors of Mathematics from the State University of New York.

Herb Magid, Managing Partner, manages the EIF LLC Boston area office and is responsible for the financial, asset management, and administrative teams. Mr. Magid was a licensing engineer for the construction of electric power plants with United Engineers & Constructors. He received an M.B.A. from Cornell University and a B.A. from Colby College.

Mitchell Coddington, Partner, is responsible for treasury, financial reporting, accounting, tax, and IT matters. Mr. Coddington is Co-Portfolio Manager of EIF I and Energy Investors Fund II, L.P., a limited partnership organized under the laws of the State of Delaware. He also sits on the Executive and Investment Committees of EIF. He is a Certified Public Accountant in Massachusetts and a member of Financial Executives International, the Treasurers' Club of Boston, the American Institute of CPA's, and the Massachusetts Society of CPA's.

Jonathan January, Partner, oversees all legal issues for EIF LLC. He also sits on the Executive and Investment Committees of EIF. Mr. January holds a B.A. in Economics from Wayne State University and a J.D. from the University of California at Berkeley.

Andrew Schroeder, Partner, serves as a Senior Investment Officer for USPF I. Mr. Schroeder is responsible for originating, analyzing, structuring, and closing new fund investments as well as ongoing portfolio company management. Mr. Schroeder also serves as Co-Portfolio Manager of EIF Funds I and EIF II and was involved in structuring and fundraising for the Caribbean Basin Power Fund, Ltd, an EIF-managed fund. He also sits on the Executive and Investment Committees of EIF. Mr. Schroeder earned an M.B.A. in International Finance from American University and a B.S. in Finance from the University of Delaware.

Mark Segel, Partner, is responsible for asset management of all fund investments and is the Portfolio Manager of Project Finance Fund III, L.P., a limited partnership organized under the laws of Delaware. Mr. Segel is also one of the investment officers responsible for the evaluation, analysis, structuring, and closing of fund investments. He also sits on the Executive and Investment Committees of EIF. Mr. Segel received an A.B. from Harvard College, where he concentrated in Economics.

EIF will have a 75% Class C membership interest in Neptune. EIF's economic percentage will not equal its voting percentage, for the reason set forth above with respect to Starwood. EIF's economic interests in Neptune will be 75% of the economic interests allocated to the Class C Members. Based upon the anticipated financing plan for Neptune, EIF will contribute $*** to the equity of Neptune.

Other than the relationship of E. John Tompkins, a member of the Management Committee of Neptune and Atlantic, with an affiliate of EIF,[7] there are no investment, commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationships between any Managing Member of EIF, any member of his immediate family, or any affiliate of the managing member of Starwood or of any member of his immediate family, and any other Investor or any affiliate of any other Investor.

In respect to the decision-making process at EIF, in general, any actions requiring super-majority or unanimous approval of the Class C Members requires USPF Investment

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[7] Mr. Tompkins has an interest in Boundless Energy LLC, which owns 50% of the Sea Breeze Pacific Juan de Fuca Cable, L.P. ("Sea Breeze JDF"). The other 50% is owned by Sea Breeze Energy, a Canadian firm. EIF, through the United States Power Fund, LP, has closed a development loan to Sea Breeze JDF. The loan is similar to the Neptune development loan in size and scope. Sea Breeze JDF is developing a high voltage DC cable connecting Port Angeles, Washington on the Olympic Peninsula to Victoria, British Columbia.

Committee approval. All actions that require a simple majority can be approved by any one Managing Partner, Partner or other designated officer.

EIF is acquiring its interest in Neptune for investment purposes and not with a view to resale of that interest. While EIF may in the future elect to sell all or a portion of its interest in Neptune, there is no present intent to do so and the anticipatory holding period for such investment is thus indefinite.

Structure of Neptune

There are three classes of members of Neptune. Class A Members (i.e., Newco) have one hundred percent of the voting rights; Class B Members (i.e., Atlantic) and Class C Members (i.e., EIF and Starwood) have no voting rights.[8] The Class C Members are obligated to make capital contributions as specified by the LLC Agreement.[9] Class A and Class B members may, but are not required to make any contributions of capital or assets to Neptune. Newco is the "Manager" of Neptune, as that term is used in the Limited Liability Company Act of 1992 of the State of Delaware. The Manager is required to make distributions to the Members as specified in the LLC Agreement, in the amounts specified in the LLC Agreement, for the Initial Period, the Second Period, the Third Period, and the Final Period.

The total cost of the Cable Project is estimated to be approximately $***, of which approximately $*** is expected to be equity provided by the Regular Members. Neptune is currently in the process of obtaining the debt financing for the Cable Project. Neptune currently contemplates that the remainder of the total cost of the Cable Project will be financed

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[8] As discussed below, while the Class B and Class C Members have no voting rights, certain actions require the prior written approval of the Class C Members. Moreover, as the Class C Members realize certain identified internal rates of return on their investment in Neptune, the Class B Members also will be given the approval rights described in paragraphs 8, 9, 10, 11, 12, 13, 15, 21, 23 and 25 listed below, which will require the Manager to obtain prior written approval of the Majority Class B Members with respect to such matters.

[9] Although the LLC Agreement has not yet been executed, the parties have agreed on the consent rights and termination provisions which are relevant to the issues which are the subject of this letter.

by senior secured debt. The maturity of the debt financing will match the twenty-year term of the FTCPA with LIPA.

When the Cable Project is completed and electric energy is first transmitted through it, Newco will become a holding company under the Act, and Neptune will become an electric utility company that is a subsidiary company of Newco. Based on current projections concerning the revenues to be derived from operations within the State of New York, it is expected that Newco will qualify for an intrastate exemption under Section 3(a)(1) of the Act.

Responsibilities of the Manager

The LLC Agreement provides that responsibility for day-to-day management of Neptune is the responsibility of the Manager, Newco. As Manager, Newco will have authority, in its sole discretion and without the approval of the other members, but subject to the consent rights set forth in Section below, to:

- open, maintain and close bank accounts and draw checks or other orders for the payment of monies;
- subject to the requirements of the Business Plan and the Annual Budget, develop and execute the capital expenditure priorities of Neptune in furtherance of Neptune's business;[10]
- establish financial reserves for Neptune;
- expend the capital and revenues of Neptune in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, and pay, in accordance with the provisions of the LLC Agreement, all expenses, debts and obligations of Neptune to the extent that funds of Neptune are available therefore;
- make investments in Cash Equivalents, pending disbursement of Neptune funds in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, for Distributions or to provide a source from which to meet contingencies;

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[10] Capitalized terms have the meaning given to them in the LLC Agreement.

- enter into and terminate agreements and contracts with third parties in furtherance of Neptune's business, as described in Section 2.6 of the LLC Agreement, and institute, defend and settle litigation arising therefrom, and give receipts, releases and discharges with respect to all of the foregoing;

- maintain, at the expense of Neptune, adequate records and accounts of all operations and expenditures and furnish any Member with the reports referred to in Section 9.2 of the LLC Agreement;

- adopt or modify risk management policies and insurance programs, including purchasing, at the expense of Neptune, liability, casualty, fire and other insurance and bonds to protect Neptune's properties, business, Members and employees;

- employ, at the expense of Neptune, consultants, accountants, attorneys, brokers, engineers, technical consultants, management consultants, appraisers, investment bankers, insurance advisers, escrow agents and other outside advisers as may reasonably be required for the purposes of Neptune and terminate such employment, provided that if any Affiliate of any Member is so employed, such employment shall be in accordance with Section 7.2, Section 7.3 and Section 7.4 of the LLC Agreement;

- make or cause to be made all filings required by applicable law or regulation and undertake all other actions to comply with such laws and regulations;

- represent Neptune as a member of any regional transmission organization or energy industry association, and as a stakeholder with respect to any independent system operator;

- make any public announcements related to Neptune;

- to the extent set forth in Article IX of the LLC Agreement, manage the tax matters of Neptune;

- incur Debt, borrow funds and/or issue guarantees, in each case for the conduct of Neptune's business as described in Section 2.6 of the LLC Agreement, and make all elections and determinations under the Credit Facilities;

- undertake on behalf of any Subsidiary (either directly or through its vote as an Equity Security holder) any action that it is permitted to take on behalf of Neptune pursuant to Section 7.1 of the LLC Agreement and not otherwise restricted by the LLC Agreement;

- appoint, and direct the actions of, officials and agents of Neptune and its Subsidiaries, and delegate to such officials and agents any authority conferred upon the Manager under the LLC Agreement; and
- execute and deliver any and all other agreements, documents and other instruments necessary or incidental to the conduct of the business of Neptune.

Regular Member Consent Rights

The LLC Agreement provides that, as of the date that the Cable Project begins commercial operation, the prior written approval of a majority of the owners of Class C Member Interests will be required for the following actions by the Manager:

1. The entering into of any transaction involving potential conflicts of interests between Neptune and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by Neptune of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions;

2. Adopting any Annual Budget that is inconsistent with the Business Plan or the adoption of any change in an Annual Budget resulting in an aggregate increase in the amounts budgeted thereunder of 15% or more;

3. The entering into of any joint venture, partnership or other material operating alliance with any other Person;

4. The settlement of any claims, legal proceedings or arbitration on behalf of Neptune that would materially adversely affect Neptune or any of its members or require the payment of more than $500,000 in the aggregate, or which include requests for injunction, specific performance or equitable relief and involve matters having a value in excess of $500,000 in the aggregate;

5. The execution and delivery of any contracts or any amendments thereto that create or could reasonably be expected to create an obligation in an amount, whether payable at one time or in a series of payments, in excess of $500,000 other than in accordance with any then current Annual Budget;

6. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

The unanimous prior written approval of the holders of Class C Member Interests will be required for the following actions:

7. Taking of any action that would give rise to a material default, or a right of acceleration of any material payment or termination, under the FTCPA;

8. Any amendments or modifications to the definitions of Final Period, Final Period Allocation Percentages, Initial Period, Initial Period Allocation Percentages, Second Period, Second Period Allocation Percentages, Third Period or Third Period Allocation Percentages, or to Section 5.3, 6.1 or 6.2 of the LLC Agreement;

9. The sale, issuance or redemption of Equity Securities that might affect the interest of, as relevant, any Class B Member Interests or Class C Member Interests;

10. Any action (or failure to act) by Newco, Neptune or any of Neptune's Subsidiaries that would result in any other member of Neptune or its Affiliates (other than Newco and Neptune and their Subsidiaries): (a) being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under PUHCA or (b) being subject to any other federal or state regulation that in the reasonable discretion of Newco or of any such Member of Neptune or any such Affiliate would have an adverse effect on such Member of Neptune or any such Affiliate;

11. Any tax elections of Neptune that would impair the treatment of Neptune or of NUR, a wholly-owned subsidiary of Neptune, as a partnership or pass-through entity for tax purposes;

12. Any amendments to the organizational documents of Neptune (included the LLC Agreement) or any Subsidiary of Neptune, so as to change the powers, preferences or rights of Members, or in a manner that would otherwise adversely affect the rights of Members;

13. The declaration, setting aside or payment of any dividend or other similar distribution (including a redemption or repurchase of capital) in respect of any class of Member Interests other than as provided in the LLC Agreement;

14. Any recapitalization, reorganization, reclassification, merger, consolidation, liquidation, dissolution or other winding up, spin-off, subdivision or other combination;

15. Any change in the principal nature of the business of Neptune or any of its Subsidiaries;

16. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

The following actions will require the approval of the "Super-Majority Class C Members," which is defined in the LLC Agreement as more than eighty percent of the Class C Member Interests of all Class C Members:

17. Any material amendments or material change orders to the FTCPA or the EPC Contract;

18. Any sale, lease, exchange, transfer or other disposition of material assets or businesses of the Cable Project or Neptune or Neptune's subsidiaries (including without limitation, the capital stock or membership interests of any Subsidiary) other than sales, leases, exchanges, transfers, or other dispositions in the ordinary course of business;

19. Any affirmative grants of security interests or other encumbrances in the material assets of the Cable Project or Neptune;

20. Any issuance of Debt by Neptune or NUR in the aggregate in excess of $10,000,000, or the purchase, cancellation, prepayment of, refinancing of, or other provision for, a complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right under, any Debt in the aggregate amount described above of Neptune or its subsidiaries (whether for borrowed money or otherwise);

21. The filing of any application to obtain, or any material amendment to, a material Project Permit, or any material filing in connection with Neptune, NUR or the Cable Project, or any material changes to the foregoing;

22. The purchase, lease or other acquisition by Neptune of any securities or assets of any other Person, except for acquisitions of products, supplies and equipment in the ordinary course of business consistent with past practice or acquisitions pursuant to the then current Annual Budget and the Business Plan;

23. Any effectuation of a public offering, private sale or other change of control of Neptune (other than financing activities otherwise approved in the LLC Agreement);

24. The commencement of any proceeding or filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal or state bankruptcy, insolvency or receivership or similar law, the consenting to or acquiescing in the institution of, or failing to contest in a timely and appropriate manner, any such proceeding or filing; the applying for or consenting to the appointment of a receiver, trustee, custodian, sequestrator, conservator, or similar official; the filing of an answer admitting the material allegations of a petition filed against it in any such proceeding, the making of a general assignment for the benefit of creditors, the admitting in writing of its inability, or the failure generally, to pay its debts as they become due, or the taking of any action for the purpose of effecting any of the foregoing;

25. The making of any material change in accounting practices, except to the extent required by law or Generally Accepted Accounting Principles, or voluntarily changing or termination of the appointment of Neptune's accountants as of the Effective Date;

26. The adoption, entering into or becoming bound by any (a) employment contract with the executive officers of Neptune, including any change in the compensation or terms of employment of such executive officers; or (b) any material employee benefit plan for employees of Neptune; and

27. The entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

28. Also, Section 7.1(e) provides that the Manager may not enter into any material agreement or contract with any individual or entity that has been debarred or disqualified by any governmental authority from performing work or entering into contracts of the type to be performed without receiving the prior written consent of the Class C Members. Moreover, the prior written consent of the Class C Members is required for the Manager to permit Neptune to enter into a contract that contains provisions that could impair the assignability or transfer of any Class C Member interests, the transfer of interests in any Class C Member Interests, the exercise of remedies by Class C Members, or if the contract would impose recourse on or otherwise create obligations of any Class C Member.

During the "Third Period" and the "Final Period," as defined in the LLC Agreement, the prior written approval of the Majority Class B Members will be required for Newco to take any of the actions described in paragraphs 8, 9, 10, 11, 12, 13, 15, 21, 23 or 25 above. Based upon the current pro terma financial model for Neptune, the Third Period is expected to commence in 2015.

The LLC Agreement provides that the Manager may be removed by a Majority of the Class C Members if the Manager (i) transfers its Class A Member Interest in violation of the LLC Agreement, (ii) fails to perform or otherwise is in breach of its material obligations under the LLC Agreement, or (iii) has made a "Controllable Management Decision" that, in the reasonable judgment of a Majority of Class C Members, has resulted in a "Material Earnings Failure." A "Controllable Management Decision" is an action or omission by the Manager, but excludes the effects on Neptune's financial results due to changes in laws or unforeseeable market conditions or due to the actions of regulators, provided the Manager has not failed to manage Neptune's relations with regulators in accordance with Good Industry Practice. A "Material Earnings Failure" is the failure of Neptune to achieve the cumulative earnings before income taxes, depreciation and amortization ("EBITDA") contemplated in the Business Plan and Annual Budget by 2% or more for any calendar year ending after the commercial operation date of the Cable Project, with exceptions for specified causes.[11]

In addition, the Manager may be removed by the Majority Class C Members if Neptune has the right to terminate the Management Services Agreement. A right of termination under the Management Services Agreement arises if (i) Newco commits a material breach of that agreement; (ii) the sole member of Newco (the "Executive") fails to discharge his

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[11] The exceptions are (i) any failure to achieve the cumulative EBITDA contemplated in the Business Plan and Annual Budget by the specified percentage occurring in the first twelve months after the commercial operation date of the Cable Project and (ii) the effects on the EBITDA of Neptune from (A) a failure to receive budgeted revenues for backhaul transmission service from Long Island to New Jersey, (B) events or circumstances that are excluded from the definition of "Controllable Management Decision" (*i.e.* the effects on Neptune's financial results due to changes in laws or unforeseeable market conditions or due to the actions of regulators, provided the Manager has not failed to manage Neptune's relations with regulators in accordance with Good Industry Practice) and (C) the costs of insurance and taxes.

duties in accordance with Good Industry Practice, takes an action that materially adversely affects his reputation in the business community, or voluntarily resigns; (iii) until the second anniversary of the commercial operation date, the Executive fails to devote substantially all of his business time to the affairs of Neptune, and after that date, fails to devote a reasonable portion of his time to the affairs of Neptune; (iv) the Executive ceases to be the sole member of Newco and to manage Neptune in that capacity; (v) the Executive is guilty of gross misconduct or dishonesty in connection with his employment by the Manager, has chronic alcoholism or drug addiction, or is convicted of, admits or pleads nolo contrendre to a felony; or (vi) Newco files a petition in bankruptcy court, commences or is placed in a process of complete liquidation, or suffers the appointment of a receiver for any substantial portion of its business who is not discharged within ninety days after his appointment.

If the Manager disputes, in good faith, the determination of the Majority Class C Members that the Manager is subject to removal, the Manager may invoke the Arbitration provisions of the LLC Agreement (Section 15.11). The arbitration provision provides that any dispute arising out of, relating to or in connection with the LLC Agreement or the breach, termination or validity thereof that is not resolved shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect, except as modified by the LLC Agreement. Section 15.11(b) provides that if the removal of the Manager is disputed in good faith, the removal is not effective unless and until the arbitral tribunal has decided the matter.

Under the Management Services Agreement, the Majority Class C Members also have the right to enforce the Management Services Agreement against the Manager and to make, give or withhold any determinations, consents or approvals to be made by the Company thereunder. Newco owns all of the voting interests in Neptune, and, under the Management Services Agreement, provides management services to Neptune. As a result, there is no arms-length commercial relationship between Neptune and Newco that can be relied upon to insure that the rights of the investors in Neptune to insure that there is no "affiliate abuse" between Neptune and Newco relating to the rights and obligations of the parties to the Management Services Agreement. The Majority Class C Members have these rights because without them there would effectively be no person (other than the Manager itself) with the power to enforce the Management Services Agreement against the Manager or to make decisions affecting the Manager's compensation. Section 14.3 of the Management Services Agreement also provides for the resolution of disputes relating to the Management Services Agreement through arbitration, if the dispute cannot be resolved through mediation.

In addition to the termination rights described above, the Majority Class C Members have approval rights related principally to matters of compensation for the Manager and its personnel and which comprise (i) approval of any adjustment the Manager may request in its annual base fee, (ii) approval of any annual bonus for the Manager, (ii) approval of a bonus pool for the Manager's employees after the second anniversary of the commercial operations date of the Cable Project as requested by the Manager, (iii) reimbursement for the costs of employee benefits in excess of amounts set forth in the Annual Budget and (iv) the determination of those key employees, agents and consultants who are to receive a beneficial interest in the Second Newco Class A Member Interests (comprising 3/7ths of the total Class A Member Interests) and the terms of such interest. The Majority Class C Members' consent is also required if the Manager seeks to incur expenditures exceeding the Annual Budget by amounts that would require Majority Class C Member consent under the LLC Agreement. As noted above, since the Manager, Newco, is the owner of all of the voting securities of Neptune, if Neptune had unfettered discretion to make the above-described determinations, it could completely undermine the economics of the Transaction, by approving the payment of unjustified compensation or benefits to its affiliate, Newco. The approval rights described above are necessary to protect the fundamental economic arrangements agreed to by the parties.

These rights are thus similar to the consent rights set forth in Section 7.2(a), which requires Majority Class C Member consent for "the entering into of any transaction involving potential conflicts of interests between the Company and Newco or any Affiliate of Newco (including employees, members and directors of Newco) or with any Member (or their respective Affiliates) or the payment by the Company of any fees or other amounts to Newco (including employees, members and directors of Newco) or any Affiliate of Newco or to any Member or their respective Affiliates, or any material changes to any existing agreement for any such transactions...." The Staff has approved similar rights to protect against affiliate abuse in Evercore, SW Acquisition, GE Capital and k1 Ventures.

The Investor Interests are Not Voting Securities

A "voting security" is defined in Section 2(a)(17) of the Act as "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a company." The Commission staff (the "Staff") has issued a number of no-action letters supporting the conclusion that the consent rights associated with the Investors' interests in Neptune do not cause those interests to be considered "voting securities" under the Act.[12]

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[12] In Evercore, the applicant noted that the limited partnership that was the subject of its no-action letter request might be converted into a limited liability company, and stated that the applicant expected that as long as the consent rights of any non-managing members are less

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See, e.g., Evercore METC Investments Inc., et al. (November 25, 2003) ("Evercore"); General Electric Capital Corp., (April 26, 2002) ("GE Capital"); k1 Ventures. et al., (July 28, 2003) ("k1 Ventures"); SW Acquisition L.P. (April 12, 2000) ("SW Acquisition"); Berkshire Hathaway Inc. (March 10, 2000) ("Berkshire Hathaway, Inc."); Torchmark Corp. (January 19, 1996); Commonwealth Atlantic L.P. (November 30, 1991); Nevada Sun-Peak L.P.; and John Hancock Mutual Life Ins. Company (July 23, 1986). In this series of no-action letters, the Staff has identified numerous types of consent rights that do not cause the holder of such rights to be deemed to have a vote in the direction or management of the underlying holding company or utility. The Staff has recognized that these consent rights are intended to protect the investment of the limited partners or preferred shareholders, similar to the rights granted to debt holders by means of negative covenants in debt instruments. Although the no-action letters do not bind the Commission, Investors believe that the reasoning in these letters is persuasive and consistent with the policies and provisions of the Act. While the no-action letters are neither agency rule making nor adjudication, they do represent reasoned attempts to interpret the law and are entitled to deference in that regard.

The consent rights held by the Investors here compare favorably with the rights which the Staff has considered in recent no-action letters. For example, in SW Acquisition, the Staff determined not to recommend enforcement action in respect of the position that limited partners holding 99.9% of the total equity of the partnership (with the largest limited partner owning a 24.38% interest) would not be deemed to hold voting securities in the partnership (and thus would not be deemed a holding company or an affiliate of the electric utility that was owned by such partnership), taking into account the consent rights granted to its limited partners. In that case, the limited partners were granted consent rights concerning: (i) distributions under the partnership agreement; (ii) a public offering of the securities of the partnership or its subsidiaries; (iii) changes in the aggregate of greater than 15% to the business plan and annual operating budget; (iv) contracts for goods and services, or the incurrence of indebtedness, in excess of $1 million, except in accordance with the current business plan and

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(Cont'd from preceding page)

extensive or equivalent to the consent rights held by the limited partners, they could continue to rely on the Staff's response to the no-action request. The Staff's letter did not raise objections to this statement, and accordingly this application, which similarly addresses non-managing member interests of a limited liability company, treats the consent rights as equivalent to those of limited partners, for purpose of the analysis. We note that this approach was taken in k1Ventures without objection by the Staff.

annual budget; (v) mergers, joint ventures, partnerships and similar transactions; (vi) capital expenditures that vary from the current budget by $5 million or more; (vii) material changes in accounting practices or a change of the partnership's accountant; (viii) initiating certain actions or suits in excess of $1 million; and (ix) adopting material employee benefits plans or employment agreements. This list of consent rights in SW Acquisition expanded upon the consent rights described in prior no-action letter requests and provided the limited partners with significant protections from adverse actions by the partnership with respect to financial matters, extraordinary corporation transactions and events, as well as potential conflicts with the general partner.

Subsequently, in GE Capital, the Staff concurred with the opinion that the limited partnership interests described in that request did not constitute "voting securities" based on factual circumstances similar to those set forth in this letter. In GE Capital, the single limited partner held 99.82% of the equity of the partnership, and the limited partner was granted consent rights with respect to a broad array of events.[13] The consent rights held by the

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[13] The limited partner in GE Capital held consent rights with respect to each of the following events: (i) any reorganization, merger, consolidation, liquidation, dissolution or similar transaction (provided that the foregoing could be accomplished by the general partner so long as a threshold return on investment was achieved for the limited partner, such transaction being a "Qualified Event"); (ii) any distribution by a subsidiary of the Partnership; (iii) the sale, issuance or redemption of equity securities that might affect the Limited Partner's interest in the Partnership, except upon the occurrence of a Qualified Event; (iv) the voluntary incurrence of indebtedness in excess of $10,000,000, or the prepayment or waiver of any indebtedness; (v) any agreement for goods or services in excess of $2,000,000 other than in accordance with any then current annual operating or capital budget and business plan; (vi) capital expenditures greater than $2,000,000 per event or series of related events (but not otherwise cumulatively) more than the amount contemplated by the then current annual operating or capital budget; (vii) the purchase, lease or other acquisition of any securities or assets, except in the ordinary course of business or pursuant to the then current annual operating or capital budget and business plan; (viii) the disposition of 25% or more of the fair market value of the [holding company's or operating company's] assets or businesses; (ix) the entering into of any joint venture, partnership or other material operating alliance with any other person; (x) the making of any material change in accounting practices; (xi) the commencement of any bankruptcy proceeding; (xii) any employment contract with an executive officer or any

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Investors in the instant case closely match the consent rights granted to the limited partner in GE Capital.

Also recently, in k1 Ventures, the Staff concurred with the opinion that the non-managing membership interests described in that request did not constitute "voting securities" based on factual circumstances again similar to those set forth in this letter. In k1 Ventures, the single non-managing member held 99.9% of the membership interests of the limited liability company and held consent rights concerning a wide variety of events.[14] The consent rights

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employee stock option plan or any other material employee benefit plan; (xiii) the changing of the principal line of business of the [holding company or operating company]; (xiv) the adoption of any change in an annual operating or capital budget of more than 15% or the adoption of any annual operating or capital budget that is inconsistent with the business plan; (xv) the exercising of its right to vote the equity interests of any subsidiary of the Partnership in extraordinary circumstances; (xvi) the effectuation of a public offering or private sale or other change of control; (xvii) any transaction involving conflicts of interest between the Partnership and the General Partner; (xviii) the amendment of the Partnership's or the General Partner's organizational documents adversely affecting the Limited Partner; (xix) actions regarding material governmental permit or approval rate proceeding; (xx) the settlement or compromise of any action that would materially adversely affect the Partnership or require the payment of more than $2,000,000; (xxi) any action (or failure to act) resulting in the Limited Partner being subject to regulation as a "holding company" or a "subsidiary company" or an "affiliate" of a "holding company" or a "public-utility company" under the 1935 Act; and (xxii) the entering into of any contract, agreement, arrangement or commitment to do or engage in any of the foregoing.

[14] In particular, the non-managing member in k1 Ventures held consent rights with respect to each of the following events at both the holding company and the operating company level: (i) any transactions with the Managing Member or any Affiliate of the Managing Member; (ii) any distributions to the members of the LLC; (iii) (x) any offering or issuance of equity securities or interests, or any instrument convertible into any equity security or interest or (y) any offering or issuance of debt securities or other voluntary incurrence of indebtedness in excess of $300,000 in the aggregate, other than in accordance with the Annual Business Plan and Operating Budget; (iv) any modification of name; (v) changes in the principal line of business; (vi) any amendments to organizational documents; (vii) any entry into contracts for goods and services, individually or in a series or related transactions in excess

(Cont'd on following page)

associated with the interests of the Investors in this matter also closely match the consent rights granted to the non-managing member in k1 Ventures.

Most recently, in Evercore, the Staff agreed not to recommend any enforcement action under Section 2(a)(7) of the Act against limited partners as a result of certain consent rights associated with the limited partners' interest in the partnership. The proposed consent rights in this matter compare favorably with those considered in these no-action letters.

(Cont'd from preceding page)

of $300,000, other than in accordance with the Annual Business Plan and Operating Budget; (viii) any capital expenditures, or capital expenditures commitment, that vary from the Operating Budgets by $750,000 per event or series of related events but otherwise not cumulatively; (ix) any merger, joint venture, partnership or similar transaction, or liquidation, winding-up or dissolution; (x) any disposition of any businesses or assets or any acquisition of any stock or assets of another entity (other than in the ordinary course of business and provided that such disposal or acquisition is not significant in nature) or any entering into any new line of business; (xi) any creation of a new class of equity; (xii) any material change in accounting practices or change in accountant; (xiii) the commencement of any bankruptcy or receivership proceeding; (xiv) the initiation or settlement of any litigation, arbitration, actions or suits in excess of $500,000; (xv) adopting or amending any employee stock option plan or other material employee benefit plan; (xvi) the approval of or changes to the Annual Business Plan and the approval of the Operating Budget or changes thereto of 15% or more in the aggregate; (xvii) any reduction of the capital or any variation of the rights attached to any shares; (xviii) the entry into any agreement or arrangement which is not in the ordinary course of its business other than as expressly permitted by (x) the Annual Business Plan or Operating Budget, or (y) Sections (iii), (vii), (viii) or (xiv) hereof; (xix) the provision of any guarantee or indemnity in excess of $300,000 in the aggregate or as expressly permitted by the Annual Business Plan or Operating Budget; (xx) the making of any loan or advance to any person, firm, body corporate or other entity or business other than normal trade credit or otherwise in the normal course of business and on an arm's length basis; (xxi) [any action that would] cause subjection to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act; and (xxii) [any action that would] cause any Member or its Affiliate to become subject to regulation as a registered holding company under the 1935 Act or as a subsidiary company or an affiliate of a registered holding company as defined in the 1935 Act.

Furthermore, on several occasions the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See, e.g., k1-Ventures (consent of single limited partner); General Electric Capital Corporation (consent of single limited partner); Nevada-Sun Peak (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); accord, Berkshire Hathaway, Inc. (March 10, 2000) (consent of corporation holding preferred shares required for specified actions). The requirement for consent of a single limited partner is similar, for purposes of this analysis, to the requirement for unanimous approval of the Regular Members for certain actions in this application, since both provisions permit a single investor to block the actions set forth in the limited partnership or limited liability company agreement.

For these reasons, the Commission should find that the consent rights granted to the Regular Members, who are the holders of the Class C Member Interests, will not cause the Class C Member Interests to be deemed to be "voting securities" within the meaning of the Act, and thus will not cause a Regular Member to be a holding company within the meaning of Section 2(a)(7)(A). Similarly, the Commission should find that no Class B Member will become a holding company within the meaning of Section 2(a)(7)(A) if the aforementioned identified internal rates of return of the Class C Members are met.

The Investors Will Not Exercise Such a Controlling Influence Over Neptune That Regulation Would be Required Under the Act

Under Section 2(a)(7)(B) of the Act, the owner of less than 10% of the voting securities of a holding company or a public-utility company is not presumed to control such holding company or public-utility company unless the Commission determines, after notice and opportunity for hearing, that such owner exercises such a controlling influence over the holding company or public-utility company in question that the Commission finds it necessary or appropriate to regulate the owner as a holding company under the Act.

Here, the staff should recommend that the Commission find that the structure and terms of the Investors' investment in Neptune demonstrate that the Investors will not have such controlling influence over the management or policies of Neptune that regulation under the Act is required. This conclusion is appropriate, based on the similarities of the facts here to those in prior no-action letter requests issued by the Staff, and in particular the Evercore, k1 Ventures and GE Capital. Virtually all of the consent rights that the Investors will hold in Neptune are identical to, not materially different from, and in some cases, more limited than the consent rights that have been approved in prior no-action letters. For example, the non-managing member in k1 Ventures has consent rights with respect to the offering of debt securities or other voluntary incurrence of indebtedness in excess of $300,000. Here, the consent rights of the Super-Majority Class C Members in similar circumstances are triggered only by the issuance of indebtedness in excess of $10 million. The k1 Ventures non-managing member also has consent rights with respect to the entry into contracts for goods and services in excess of $300,000, other than those in accordance with the annual business plan and operating budget. Here, the Regular Members' consent rights in similar circumstances will only be triggered by transactions in excess of $500,000.[15]

The consent of a Super-Majority of the Class C Members is required for any "material amendment or material change orders" to the FTCPA and the Engineering, Procurement and Construction Contract ("EPC Contract") with Siemens Power Transmission and Distribution, Inc. and Pirelli Power Cables and Systems LLC. After the commercial operation date of the Cable Project, the consent of a majority of the Class C Members is also required for the taking of any action that would result in a material default or a right of acceleration of any material payment, or termination, under the FTCPA, and the consent of a Super-Majority of the Class C Members is required for the granting of security interests or other encumbrances on the material assets of the Project or Neptune.

In contrast to the circumstances in k1 Ventures, GE Capital and Evercore, here the only utility asset that Neptune will own is the Cable Project and the only revenues that Neptune will receive are payments under the FTCPA and "backhaul" sales from Long Island to New Jersey. In contrast, the above-cited cases involved the acquisitions of existing utility systems, which were already constructed and which did not depend on a single contract for all of their revenue. The right to approve changes in the contracts that govern the construction of this sole asset under the EPC Contract, (and which will be substantially completed by commercial

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[15] In comparison with the scale of the annual operating budget of a gas or electric utility, as in k1 Ventures and SW Acquisition, or the transmission system of a previously integrated utility, as in GE Capital and Evercore, here Neptune's annual operating budget is expected to be approximately $6 million. Entering into a contract for $500,000 not reflected in the Annual Budget could result in exceeding the Budget by more than eight percent, which clearly exceeds, on a percentage basis, the threshold for consent in the above-cited cases.

operation), and that determine the sole revenue stream, and the right to prevent inappropriate defaults of the FTCPA are necessary to protect the Regular Members' investment in Neptune, and do not constitute involvement in the day-to-day management of Neptune.

The circumstances are comparable to those in Nevada Sun-Peak, which also involved ownership of a single asset public-utility company, where a single generating plant was the sole asset of the company and was the source of all of its revenue. In that case, limited partner approval was required to amend any material provision of any "Project Agreement", which included the limited partnership agreement, the power sale agreement, an O & M agreement, an EPC Contract, leasing contracts and a project finance credit facility. There, as in the instant case, material amendment of the contracts underlying the public-utility company's sole utility asset could undermine the basis for investment, and accordingly protection of that investment justified the requirement for approval by the limited partner of changes to these key contracts.

This same rationale applies to the granting of security interests in Neptune's assets, which will be comprised solely of the Cable Project. Granting security interests in this asset poses the risk of foreclosure on the asset in which the Regular Members' investment is made, and protection of their investment requires that their approval be obtained for such an action.

The requirement for Investor consent for amendments or modifications to the allocation percentages in the LLC Agreement is also similar to the requirement for limited partner approval for changes to the limited partnership agreement in Nevada Sun-Peak. In both cases, changes to the agreement would effect changes to the returns that the investor receives on its investment, so that consent rights are necessary prevent amendments that could deprive the investor of the value of its investment. The same rationale applies to material tax elections that would impair the treatment of Neptune or NUR as a partnership or pass- through entity for tax purposes. Preservation of pass-through status is necessary to protect the fundamental economics of the investment in Neptune.

The above-described provisions are the only ones that differ in any material respect from the consent rights that have been included in several of the no-action letters referenced above.

The determination of whether a party has a "controlling influence" is a judgment to be made by the Commission based on the facts of a particular case. In the past, the Commission has relied on the following facts and circumstances in making its determination: "(i) the terms and provisions of the securities that create the relationship, (ii) whether there are agreements between those with voting control and others who have invested in the company, (iii) any past or present business relationship between the entities with voting control and the company, and

(iv) the nature of the parties involved, including whether there is capable, independent and financially interested management to operate the public utility and holding company." Berkshire Hathaway, Inc.

As shown above, the consent rights to be held by the Investors are consistent with the rights granted to other similar investors that have received no-action letter assurances. The Investors have no ability to control the management or day-to-day operations of Neptune, and as described above, the LLC Agreement provides that the Manager (the managing Member) has the exclusive right to control the business of Neptune. The Investors are passive investors with merely an economic interest in Neptune. The consent rights, which are similar to the consent rights retained by classes of debt holders, are necessary to help protect such investors from extraordinary events outside of the ordinary course (such as the sale of a material portion of assets, or an issuance of securities in parity or senior to the interests of the preferred stock) that might adversely affect the rights or preferences of such investors. Similarly, the right to remove the Manager under the circumstances specified above is similar to the removal rights that the Staff has approved in Evercore, k1 Ventures and GE Capital.

Moreover, that consent of a super-majority of the Class C Members is required for some of the above-described actions, and unanimous consent of the Class C Members is required for other such actions does not alter the conclusion that these Members do not exercise a controlling influence over Neptune. On several occasions, the Staff has issued no-action letters in response to requests by limited partners with significant consent rights, irrespective of the fact that the consent of a single limited partner (as opposed to a group of unrelated partners) was necessary to approve the applicable events covered by such consent rights. See e.g., Nevada Sun-Peak (consent of single limited partner required for extensive list of "major business decisions"); Dominion Resources, Inc. (Jan. 21, 1988) (consent of single limited partner required for specified "major events"); accord, Berkshire Hathaway, Inc. (consent of corporation holding preferred shares required for specified actions; and GE Capital (consent of single limited partner required for certain transactions that might materially affect the limited partner's investment in the partnership). The requirement for unanimous consent for certain actions of Neptune is analogous to consent rights granted to a single partner; accordingly, consistent with the above-cited no-action letters, it does not result in a single Class C Member exerting a controlling influence. Similarly, that consent requires approval of a super-majority or a majority of the Class C Members does not affect the independence of Neptune.

For these reasons, the Regular Members, and the Class B Members if the identified internal rates of return of the Class C Members are met, do not exercise a controlling influence over the management or policies of Neptune as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that the Regular Members and the Class B Members be subject to regulation under the Act.

Request for Relief

For the reasons described herein, we request that the Staff recommend to the Commission that it should find that none of the Investors is a "holding company" within the meaning of Section 2(a)(7)(A) of the Act because the Investors will not directly or indirectly, own, control or hold with the power to vote 10% or more of the "voting securities" of a public-utility company or of a holding company, as the term "voting securities" is defined in Section 2(a)(17) of the Act. In addition, the Commission should hold that none of the Investors will exercise an impermissible controlling influence over the management or policies of Neptune to warrant regulation under Section 2(a)(7)(B) of the Act.

If you have any questions, please call Adam Wenner at (202) 974-5662 or Bill Weeden at (202) 371-7877. If for any reason you do not concur with any of the opinions expressed in this letter, we would appreciate the opportunity to confer with you prior to any written response.

Very truly yours,



Adam Wenner
(for EIF Neptune, LLC and Starwood Energy Investors, L.L.C.)



Bill Weeden
(for Atlantic Energy Partners)